*
                *****
              **-----**
            **-----       COMPETITIVE
          ****----        TECHNOLOGIES
            **=====       Unlocking the Potential of Innovation (R)
              **=====**
                *****
                  *  (R)  Technology Transfer and Licensing Services


                               September 24, 2008

Barbara  C.  Jacobs
Assistant  Director
Matt  Crispino
Jay  Ingram
Securities  and  Exchange  Commission
100  F  Street,  NE
Washington,  D.C.  20549-4561

RE:  COMPETITIVE  TECHNOLOGIES,  INC.
     AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON FORM S-1 FILED SEPTEMBER 18, 2008
     FILE  NO.  333-152881

Gentlemen  and  Ladies:

     Pursuant to Rule 461 of the Rules and Regulations under the Securities Act of 1933, as amended, Competitive Technologies, Inc. (the "Registrant") hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement will become effective at 4:00 p.m. Eastern Standard Time on September 26, 2008, or as soon thereafter as practicable.

     The  Registrant  acknowledges  that:

     - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     - the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

COMPETITIVE  TECHNOLOGIES,  INC.

/s/  John  Nano
John  Nano
President  and  Chief  Executive  Officer